UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

Simon Worldwide, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

828815100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 828815100

1	NAME OF REPORTING PERSON EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 828815100

1	NAME OF REPORTING PERSON MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 828815100

1	NAME OF REPORTING PERSON ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 828815100

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed by the undersigned.  This Amendment No. 12 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item No. 3 is hereby amended and restated in its entirety to read as follows:

As of April 19, 2010, the Reporting Persons ceased to own any Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 19, 2010, the Reporting Persons and the Issuer entered into a Stock Repurchase Agreement.  Pursuant to the terms of the Stock Repurchase Agreement the Issuer purchased all of the Shares beneficially owned by the Reporting Persons.  In addition, the Reporting Persons agreed that, for two years from the date of the Stock Repurchase Agreement, neither they nor any of their direct or indirect subsidiaries or affiliates shall, without the prior written consent of the Issuer: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, any voting securities of the Issuer; (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer; (iii) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Issuer or its securities or assets; or (iv) form, join or in any way participate in a “group” (as such term is defined in Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing.

The foregoing description of the Stock Repurchase Agreement is qualified in its entirety by reference to the Stock Repurchase Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

5(a)           As of the close of business April 28, 2010, the Reporting Persons did not own any Shares.

Item 5(c) is hereby amended to include the following:

5(c)           On April 19, 2010, pursuant to the Stock Repurchase Agreement, the Reporting Persons sold all of the Shares they beneficial owned to the Issuer.

5(e) is hereby amended and restated in its entirety to read as follows:

5(e)           As of April 19, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

CUSIP NO. 828815100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 19, 2010, the Reporting Persons and the Issuer entered into a Stock Repurchase Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Stock Repurchase Agreement by and among Everest Special Situations Fund L.P., Maoz Everest Fund Management Ltd., Elchanan Maoz and Simon Worldwide, Inc., dated April 19, 2010.

CUSIP NO. 828815100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2010

EVEREST SPECIAL SITUATIONS FUND L.P.

By:	Maoz Everest Fund Management Ltd., General Partner

By:	/s/ Elchanan Maoz
Elchanan Maoz,
Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By:	/s/ Elchanan Maoz
Elchanan Maoz,
Chairman and Chief Executive Officer

/s/ Elchanan Maoz
ELCHANAN MAOZ